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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 31)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     AMERICAN BANKERS INSURANCE GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                            SEASON ACQUISITION CORP.
                              CENDANT CORPORATION
                                   (Bidders)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                  024456 10 5
                     (CUSIP Number of Class of Securities)

                             JAMES E. BUCKMAN, ESQ.
              SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              CENDANT CORPORATION
                                  6 SYLVAN WAY
                          PARSIPPANY, NEW JERSEY 07054
                           TELEPHONE: (973) 428-9700
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                WITH A COPY TO:
                                DAVID FOX, ESQ.
                             ERIC J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000



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   This Amendment No. 31 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   The information set forth in subsection (b) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   On March 23, 1998, in accordance with the terms of the Settlement Agreement, the Company and AIG terminated the Amended AIG Merger Agreement, the Amended AIG Lockup Option Agreement and the AIG Voting Agreement, and the Company, Parent and Purchaser entered into a definitive merger agreement
(the "Parent Merger Agreement"), pursuant to which Parent will acquire the Company through the Offer to be followed by the merger of the Company and Purchaser (the "Merger").

   In the Merger, Common Shares not purchased in the Offer at $67.00 in cash per Common Share will be converted into shares of Parent Common Stock having a value of $67.00 (based on the average closing price of the Parent Common Stock as reported on the NYSE for the ten trading days ending on the third trading day prior to the consummation of the Merger). In addition, pursuant to the Merger, each Preferred Share will be converted into a share of Parent Preferred Stock having substantially identical terms as the Preferred Shares, except that they will be convertible into Parent Common Stock.

   As a result of the Company Board approving both the Merger and the Parent Merger Agreement, the termination of the Amended AIG Lockup Option Agreement and the Company's amendment of the Rights Agreement, each of the Affiliated Transaction Condition, the Control Share Condition, the Supermajority Vote Condition, the Rights Condition and the Lockup Termination Condition have been satisfied and are no longer applicable to the Offer. Consummation of the Offer remains subject to, among other things, satisfaction of the Minimum Condition and the Insurance Regulatory Condition.

   Simultaneously upon termination of the Amended AIG Merger Agreement, the Company paid $100 million to AIG which includes the Increased AIG Termination Fee and amounts payable under the Amended AIG Lockup Option Agreement and upon execution of the Parent Merger Agreement, Parent paid AIG $5 million to cover AIG's expenses incurred in connection with its efforts to aquire control of the Company.

   A copy of the Parent Merger Agreement is included as an exhibit hereto and is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   Item 7 is hereby amended and supplemented by incorporation herein by reference of the information set forth above under Item 3 ("Past Contacts, Transactions or Negotiations with the Subject Company").

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

   Item 11 is hereby amended as follows:

    (a)(38) Text of Press Release issued by Parent on March 23, 1998.

    (c)(2) Merger Agreement, dated as of March 23, 1998, among the Company, Parent and Purchaser.


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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 1998

                                          CENDANT CORPORATION

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Senior Executive Vice
                                                     President
                                                     and General Counsel

                                          SEASON ACQUISITION CORP.

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Executive Vice President

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                                 EXHIBIT INDEX


Exhibit No.
-----------

  (a)(38)   Text of Press Release issued by Parent on March 23, 1998.

  (c) (2) Merger Agreement, dated as of March 23, 1998, among the Company, Parent and Purchaser.


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